UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of April 2012

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1. Summary of the Resolutions approved by the General Ordinary Shareholders Meeting held on April 27, 2012
2. Press Release dated April 27, 2012

2

Item 1

TELECOM ARGENTINA S.A.

Summary of the Resolutions approved by the General Ordinary

Shareholders Meeting held on April 27, 2012

The following resolutions were adopted upon reviewing each of the points included in the Agenda (all of which were approved by a majority of the computable votes, after deducting the voluntary abstentions from the calculation base).

1°) Appointment of two shareholders to approve and sign the Minutes.

Jorge Alberto Firpo, the representative of Nortel Inversora S.A., and Fernando Ledesma Padilla, the representative of JPMorgan Chase Bank, National Association, the Company’s ADR program administrator, were appointed to approve and sign the Minutes. The President resolved also that the Minutes where to be approved and signed by Mrs. Maria José Van Morlegan, representative of the Administración Nacional de Seguridad Social – Fondo de Garantía de Sustentabilidad – Ley N°26.425 (or “ANSeS”).

2°) Consideration of the documents provided for in section 234, subsection 1 of Law 19,550, the Rules of the Comisión Nacional de Valores and the Listing Regulations of the Bolsa de Comercio de Buenos Aires, and of the accounting documents in English required by the Rules of the U.S. Securities & Exchange Commission for the twenty-third fiscal year ended on December 31, 2011 (“Fiscal Year 2011”).

All of the documentation submitted for consideration by the shareholders was approved without any amendments, as it was presented to the Board of Directors, the Audit Committee and the Supervisory Committee and approved by the Board of Directors in its meeting held on February 16, 2012 and filed with the regulatory entities.

3°) Consideration of the allocation of Retained Earnings as of December 31, 2011 ($3,481,318,937). Allocation of the sum of $121,122,477 (5% of Fiscal Year 2011 net income) to the Legal Reserve. Allocation of the rest of the Retained Earnings ($3,360,196,460) to cash dividends; or capitalization with the delivery of freely disposable shares; or the constitution of facultative reserves; or a combination of these, in accordance to that resolved by the Shareholders’ Meeting and in the amounts for each allocation determined by such Meeting.

The Shareholders’ Meeting approved the following allocation of Retained Earnings as of December 31, 2011:

Pesos
Retained Earnings as of December 31, 2011	3,481,318,937
To Legal Reserve (5% of Fiscal Year 2011 net income)	(121,122,477)
To Cash Dividends ($0.82 per share of Face Value $1)	(807,192,402)
To Voluntary Reserve for Future Investments	(2,553,004,058)
To New Fiscal Year	—, —

The cash dividends will be made available to shareholders on May 10, 2012 and all three classes of shares in circulation (A,B and C) will be entitled to receive such dividend.

4°) Consideration of the performance of the Board of Directors’ and the Supervisory Committee’s as of April 7, 2011 to the date of this Shareholders’ Meeting.

The Shareholders’ Meeting approved the performance of all the members of the Board of Directors and of the Supervisory Committee acting as of April 7, 2011 to the date of this Meeting.

5°) Consideration of Board of Directors’ compensation for the services rendered during Fiscal Year 2011 (as of the Shareholders Meeting of April 7, 2011 through the date of this Meeting). Proposal to pay the global and aggregate amount of P$ 6,795,000.-, which represents 0.29% of the aggregate of “accountable earnings”, calculated under section 2 of Chapter III of the Rules of the Comisión Nacional de Valores.

The aggregate compensation of P$ 6,795,000 was approved for the Board of Directors acting from the Shareholders’ Meeting of April 7, 2011 to the date of this Meeting, to be distributed in the manner provided for by the Company’s Board of Directors.

6°) Authorization to the Board of Directors to make advance payments of fees of up to P$6,795,000.- to those directors acting during Fiscal Year 2012 (from the date of this Shareholders’ Meeting through the date of the Shareholders’ Meeting considering the documents of such fiscal year and contingent upon the decision passed at such Meeting).

The Board of Directors was authorized to make advance payments of fees to the members of the Board of Directors acting during Fiscal Year 2012 for up to an aggregate amount of P$6,795,000, contingent upon the decision adopted at the Shareholders’ Meeting that considers the documentation for such fiscal year. The Board of Directors was authorized to increase such amount based on reasonable standards in case of inflation.

7°) Consideration of the Supervisory Committee’s compensation for services rendered during Fiscal Year 2011 (as of the Shareholders’ Meeting held on April 7, 2011 through the date of this Meeting). Proposal to pay an aggregate amount of P$1,221,000.

Total compensation of P$1,221,000 was approved for the Supervisory Committee members acting from the Shareholders Meeting held on April 7, 2011 to the date of this Meeting. Such amount shall be distributed equally between the regular members who, in each case, shall proportionally distribute it in favor of their respective alternates that effectively served and in such manner as determined by the regular members.

8°) Determination of the number of regular members and alternate members of the Supervisory Committee for Fiscal Year 2012.

It was resolved that the Supervisory Committee acting during Fiscal Year 2012 will be composed of five (5) regular members and five (5) alternate members.

9°) Election of regular members of the Supervisory Committee.

The shareholder ANSeS exercised its cumulative voting rights therefore filing one of the vacant positions. As a result, the remaining four members were elected by the ordinary or plural voting system.

The following persons were elected as regular members:

Diego Serrano Redonnet; Adela Alicia Codagnone; Fernando Saúl Zoppi Gerardo Prieto and Silvia Alejandra Rodriguez (designated by cumulative vote).

It was informed that Diego Maria Serrano Redonnet, Adela Alicia Codagnone, and Fernando Saúl Zoppi are lawyers and members of the law firm “Estudio Perez Alati”, and that they are included under the categories listed in the third paragraph of section 4 of Chapter XXI of the Rules of the Comisión Nacional de Valores. Gerardo Prieto is a certified accountant and is not included in the categories described under Technical Resolution No. 15 of the Federación de Consejos Profesionales de Ciencias Económicas (Federation of Professional Councils in Economic Sciences), establishes the cases under which an accountant is considered “non- independent”, nor in any of the categories mentioned in the third paragraph of section 4 of Chapter XXI of the Rules of the Comisión Nacional de Valores. It was also informed that none the elected members, the Law Firms that they are members of or other members of such Law Firms have not been External Auditors of Telecom Argentina nor will be nominated for such purpose by Nortel Inversora S.A.

It was also informed that Silvia Alejandra Rodriguez is considered “independent” in accordance with section 4 of Chapter XXI of the Rules of the Comisión Nacional de Valores.

10°) Election of alternate members of the Supervisory Committee.

The shareholder ANSeS exercised its cumulative voting rights therefore filing one of the vacant positions. As a result, the remaining four members were elected by the ordinary or plural voting system.

The following persons were elected as alternate members:

Cristian Alberto Krüger; Pablo Rueda; Maria Gabriela Grigoni, Guillermo Feldberg and Martín Esteban Scotto designated by cumulative vote).

It was resolved that Mr. Krüger, Mr. Rueda and Mrs. Grigioni will act as alternate members, indistinctively, of the regular members Diego Maria Serrano Redonnet, Adela Alicia Codagnone, and Fernando Saúl Zoppi; Mr. Guillermo Feldberg as alternate member of Mr. Gerardo Prieto and Mr. Scotto as alternate member of Mrs. Rodriguez.

It was informed that Cristian Alberto Krüger, Pablo Rueda, and Mrs. Maria Gabriela Grigoni are lawyers and members of the law firm “Estudio Perez Alati”, and that they are included under the categories listed in the third paragraph of section 4 of Chapter XXI of the Rules of the Comisión Nacional de Valores. Guillermo Feldberg is a certified accountant and is not included in the categories described under Technical Resolution No. 15 of the Federación de Consejos Profesionales de Ciencias Económicas (Federation of Professional Councils in Economic Sciences) as that mentions the cases under which accountant is considered “non- independent” nor in any of the categories mentioned in the third paragraph of section 4 of Chapter XXI of the Rules of the Comisión Nacional de Valores. It was also informed that the elected members, the Law Firms that they are members of or other members of such Law Firms have not been External Auditors of Telecom Argentina nor will be nominated for such purpose by Nortel Inversora S.A.

It was also informed that Martin Esteban Scotto is considered “independent” in accordance with section 4 of Chapter XXI of the Rules of the Comisión Nacional de Valores.

11°) Authorization to make advance payments of fees for up to P$1,585,000.- to those members of the Supervisory Committee acting during Fiscal Year 2012 (from the date of this Shareholders’ Meeting through the date of the Shareholders’ Meeting reviewing the documents of such fiscal year and contingent upon the decision passed at such Meeting).

The Board of Directors was authorized to make advance payment of fees to the members of the Supervisory Committee acting during Fiscal Year 2012 for up to an aggregate of P$1,585,000 contingent upon the decision adopted at the Meeting reviewing the documents of such fiscal year. The Board of Directors was authorized to increase such amount based on reasonable standards in case of inflation.

12°) Appointment of Independent auditors for Fiscal Year 2012 financial statements and determination of their compensation as well as of the compensation due to those acting in Fiscal Year 2011.

The Accounting Firm “Price Waterhouse & Co SRL” was appointed Independent Auditor of the financial statements for Fiscal Year 2012. Alejandro Pablo Frechou was designated as the regular certifying accountant and Carlos Nestor Martinez as his alternate. Also it was decided that their compensation should be determined at the Shareholders’ Meeting reviewing the financial statements for that fiscal year, and it was delegated to the audit committee the authority to determine how their service would be rendered and to make fee advance payments.

The compensation of the Independent Auditor acting during the fiscal year ended on December 31, 2011 was set in the aggregate amount of P$ 4,360,000, excluding VAT, of which P$2,210,000 were assigned to the financial statement audit fees and P$ 2,150,000 to the audit tasks related to certification under Section 404 of the Sarbanes-Oxley Act.

13°) Consideration of Audit Committee’s Budget for Fiscal Year 2012.

The budget for the Audit Committee operation for the Fiscal Year ending December 31, 2012 was set in the amount of P$1,250,000.-

At the Shareholders’ Meeting the Company informed that in 2012 it expects to execute investments of P$4.5 billion, representing an increase the amount invested in 2011 by 42%.

All resolutions where passed by the majority of computable votes, after deducting the voluntary abstentions of the calculation base. While dealing with points 9° and 10° of the Agenda, a regular member and an alternate member of the Supervisory Committee were elected by the cumulative voting system and the remaining members by the ordinary or plural voting system.

The Shareholders’ Meeting was attended by Maria Ines Pont Lezica on behalf of the Comisión Nacional de Valores and accountant Alejandro Romano on behalf of the Buenos Aires Stock Exchange.

María Delia Carrera Sala

Attorney-at-law and in-fact

Item 2

Market Cap.: P$15.5 billion

April 27, 2012

Contacts:

Pedro Insussarry

Solange Barthe Dennin

Telecom Argentina

(5411) 4968 3743/3752

Telecom Argentina announces

a higher level of investments

Buenos Aires, April 27, 2012 - Telecom Argentina (NYSE: TEO, BASE: TECO2), (“Telecom Argentina” or the “Company”), one of the leading telecommunications groups in Argentina, informed today at the Annual Shareholders’ Meeting about the development of the Argentine telecommunication sector evidenced in recent years and the performance of the Telecom Group, which, during this period, registers a growth rate higher than the average of the market. Despite the high penetration levels of the telecommunication services in Argentina, the Company expects sustained growth rates for the forthcoming years.

In 2011, P$3.2 billion were invested (23% more than 2011) and at the Annual Shareholders’ Meeting the Company announced that, following the expected growth and to be able to provide more and better services, it expects to increase the level of investments in 2012 to P$4.5 billion (42% more that 2011).

In addition, the Annual Shareholders Meeting resolved to distribute a cash dividend of P$807 million (equivalent to P$0.82 per share).

The Summary of the resolutions passed by the Annual Shareholders Meeting held today will be available at www.telecom.com.ar/inversores.

For any additional questions, please contact the following persons of the Investor Relations office:

Solange Barthe Dennin	Horacio Nicolás del Campo	Gustavo Tewel
(5411) 4968 3752	(5411) 4968 6236	(5411) 4968 3718

Tel: (5411) 4968 3628

Fax: (5411) 4968 3616

E-mail: relinver@ta.telecom.com.ar

* * * * *

1

Telecom is the parent company of a leading telecommunications group in Argentina, where it offers, either or through its controlled subsidiaries local and long distance fixed-line telephony, cellular, data transmission and Internet services, among other services. Additionally, through a controlled subsidiary, the Telecom Group offers cellular services in Paraguay. The Company commenced operations on November 8, 1990, upon the Argentine government’s transfer of the telecommunications system in the northern region of Argentina.

Nortel Inversora S.A. (“Nortel”), which acquired the majority of the Company from the Argentine government, holds 54.74% of Telecom’s common stock. Nortel is a holding company whose common stock (approximately 74% of capital stock) is owned by Sofora Telecomunicaciones S.A. Additionally, Nortel capital stock comprised of preferred shares that are held by minority shareholders.

As of April 27, 2012, Telecom had 984,380,978 shares outstanding.

(*)    Employee Stock Ownership Program

For information about Telecom Group services, visit:

www.telecom.com.ar

www.personal.com.ar

www.personal.com.py

www.arnet.com.ar

Disclaimer

This document may contain statements that could constitute forward-looking statements, including, but not limited to, the Company’s expectations for its future performance, revenues, income, earnings per share, capital expenditures, dividends, liquidity and capital structure; the effects of its debt restructuring process; the impact of emergency laws enacted by the Argentine Government; and the impact of rate changes and competition on the Company’s future financial performance. Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or other similar expressions. Forward-looking statements involve risks and uncertainties that could significantly affect the Company’s expected results. The risks and uncertainties include, but are not limited to, the impact of emergency laws enacted by the Argentine government that have resulted in the repeal of Argentina’s Convertibility law, devaluation of the peso, various changes in restrictions on the ability to exchange pesos into foreign currencies, and currency transfer policy generally, the “pesification” of tariffs charged for public services, the elimination of indexes to adjust rates charged for public services and the Executive branch announcement to renegotiate the terms of the concessions granted to public service providers, including Telecom. Due to extensive changes in laws and economic and business conditions in Argentina, it is difficult to predict the impact of these changes on the Company’s financial condition. Other factors may include, but are not limited to, the evolution of the economy in Argentina, growing inflationary pressure and evolution in consumer spending and the outcome of certain legal proceedings. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as the date of this document. The Company undertakes no obligation to release publicly the results of any revisions to forward-looking statements which may be made to reflect events and circumstances after the date of this press release, including, without limitation, changes in the Company’s business or to reflect the occurrence of unanticipated events. Readers are encouraged to consult the Company’s Annual Report on Form 20-F, as well as periodic filings made on Form 6-K, which are filed with or furnished to the United States Securities and Exchange Commission for further information concerning risks and uncertainties faced by Telecom.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: April 30, 2012	By:	/s/ Enrique Garrido
	Name:	Enrique Garrido
	Title:	Chairman of the Board of Directors